

June 19, 2012

Via E-mail
Mr. Kenneth Hager
Chief Financial Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105

  Re: DST Systems, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 29, 2012
     File No. 001-14036

Dear Mr. Hager:

  We have reviewed your letter dated May 31, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 3, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

1. We note in your response to prior comment 1 where you indicate that the company does not intend to repatriate the cash held in foreign locations back to the U.S. and that you believe you have sufficient sources of liquidity to meet your U.S. liquidity needs through existing domestic cash balances, other current assets together with cash provided by domestic operating activities and the company's revolving credit facilities. While we note your intent is to permanently reinvest such funds outside of the U.S., we continue to believe you should consider providing enhanced liquidity disclosure and state the amount

of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries based upon the percentage of funds held outside of the U.S. Additionally, as previously noted, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation, should the need arise. Please further explain why you believe such disclosures are not necessary.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Melissa Feider, Staff Accountant, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief